Filed Pursuant to Rule 433

Registration No. 333-193070

Term Sheet dated January 22, 2014

3.500% Senior Guaranteed Notes due 2019

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC and IB Finance Holding Company, LLC, each a subsidiary of Ally

Expected Ratings:	B1 / BB / BB (Moody’s/S&P/Fitch)

Title of Securities:	3.500% Senior Guaranteed Notes due 2019 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	January 22, 2014

Settlement Date:	January 27, 2014 (T+3)

Final Maturity Date:	January 27, 2019

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$743,212,500

Underwriting Discount:	1.000%

Net Proceeds to Ally before Estimated Expenses:	$735,712,500

Coupon:	3.500%

Issue Price:	99.095%

Benchmark Treasury:	1.500% due December 31, 2018

Benchmark Treasury Yield:	1.694%

Spread to Benchmark Treasury:	200.6 bps

Yield to Maturity:	3.700%

Interest Payment Dates:	Semi-annually, in arrears on January 27 and July 27 of each year, until maturity, commencing July 27, 2014

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N AT7

ISIN: US02005NAT72

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Lebenthal & Co., LLC

Muriel Siebert & Co., Inc.

The Williams Capital Group, L.P.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. tollfree at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.